# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRECISION BIOSCIENCES INC, CIK 0001357874
CUSIP: 74019P207
Title of class of securities: Common Stock, par value $0.000005 per share
Address of issuer's principal executive offices: 302 EAST PETTIGREW STREET, SUITE A-100, DURHAM, North Carolina (NC), 27701
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001591986-24-000004
Filed by CIK 0001591986

## Reporting persons
- Aquilo Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 521,372; sole dispositive power 0; shared dispositive power 521,372; aggregate amount beneficially owned 521,372 (6.6% of the class)
- Aquilo Capital Management, LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 791,862; sole dispositive power 0; shared dispositive power 791,862; aggregate amount beneficially owned 791,862 (9.9% of the class)
- Marc Schneidman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 791,862; sole dispositive power 0; shared dispositive power 791,862; aggregate amount beneficially owned 791,862 (9.9% of the class)

## Item 1. Issuer
Name of issuer: PRECISION BIOSCIENCES INC
Address of issuer's principal executive offices: 302 EAST PETTIGREW STREET, SUITE A-100, DURHAM, NORTH CAROLINA, 27701.

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the Common Stock (as defined in Item 2(d) below) of the Company:

(i) Aquilo Capital, L.P.

(ii) Aquilo Capital Management, LLC

(iii) Marc Schneidman
Address of principal business office or, if none, residence:
(i) Aquilo Capital, L.P.
One Letterman Drive, Suite D4900
Building D, The Presidio
San Francisco, CA 94129

(ii) Aquilo Capital Management, LLC
One Letterman Drive, Suite D4900
Building D, The Presidio
San Francisco, CA 94129

(iii) Marc Schneidman
c/o Aquilo Capital Management, LLC
One Letterman Drive, Suite D4900
Building D, The Presidio
San Francisco, CA 94129
Citizenship:
(i) Aquilo Capital, L.P. - DE

(ii) Aquilo Capital Management, LLC - CA

(iii) Marc Schneidman - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Aquilo Capital Management, LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Aquilo Capital Management, LLC, which serves as the general partner and investment manager to investment funds, including but not limited to, Aquilo Capital, L.P., (collectively the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Schneidman, as Managing Member of Aquilo Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that any of the Funds are the beneficial owner of any of the securities reported herein.

Aquilo Capital L.P
Amount beneficially owned: 521,372

Aquilo Capital Management, LLC
Amount beneficially owned: 791,862

Marc Schneidman
Amount beneficially owned: 791,862
Percent of class:
This calculation for Aquilo Capital, L.P. is comprised of beneficial ownership of 521,372 shares of Common Stock which consists of (i) 312,372 shares of Common Stock and (ii) 209,000 shares issuable upon exercise of warrants held by Aquilo Capital, LP (the "Warrants"). All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 6.6% of the Common Stock based on (i) 7,671,059 shares of Common Stock outstanding as of October 31, 2024 as represented in the 10Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on November 4, 2024, plus (ii) 209,000 shares of Common Stock issuable upon the exercise of the Warrants.

The amount for Aquilo Capital Management, LLC and Marc Schneidman is comprised of beneficial ownership of 791,862 shares of Common Stock which consists of (i) 536,376 shares of Common Stock and (ii) 255,486 shares issuable upon exercise of warrants held by Aquilo Capital Management, LLC (the "Warrants"). All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.99% of the Common Stock based on (i) 7,671,059 shares of Common Stock outstanding as of October 31, 2024 as represented in the 10Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on November 4, 2024, plus (ii) 255,486 shares of Common Stock issuable upon the exercise of the Warrants. The foregoing excludes 57,014 shares of Common Stock issuable upon exercise of the Warrants because the Warrants contain a blocker provision under which the holder does not have the right to exercise the Warrants to the extent that together with the holder's affiliates and any other person or entity acting as a group together with the holder of any or the holder's affiliates, owns more than 9.99% of the Common Stock.

Aquilo Capital LP
Percent of Class: 6.6%

Aquilo Capital Management, LLC
Percent of Class: 9.9%

Marc Schneidman
Percent of Class: 9.9%
Sole power to vote or to direct the vote:
Aquilo Capital L.P
Sole power to vote or to direct the vote: 0

Aquilo Capital Management, LLC
Sole power to vote or to direct the vote: 0

Marc Schneidman
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Aquilo Capital L.P
Shared power to vote or to direct the vote: 521,372

Aquilo Capital Management, LLC
Shared power to vote or to direct the vote: 791,862

Marc Schneidman
Shared power to vote or to direct the vote: 791,862
Sole power to dispose or to direct the disposition:
Aquilo Capital L.P
Sole power to dispose or to direct the disposition of: 0

Aquilo Capital Management, LLC
Sole power to dispose or to direct the disposition of: 0

Marc Schneidman
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
Aquilo Capital L.P
Shared power to dispose or to direct the disposition of: 521,372

Aquilo Capital Management, LLC
Shared power to dispose or to direct the disposition of: 791,862

Marc Schneidman
Shared power to dispose or to direct the disposition of: 791,862

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Note Above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Aquilo Capital, L.P.: /s/ Marc Schneidman, Aquilo Capital Management, LLC, its General Partner (02/14/2025)
- Aquilo Capital Management, LLC: /s/ Marc Schneidman, Managing Member (02/14/2025)
- Marc Schneidman: /s/ Marc Schneidman, Marc Schneidman (02/14/2025)